10780 Parkridge Blvd., St. 400 Reston, VA 20191 Phone: 571-382-1000 Fax: 571-382-1002

March 18, 2008

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:     Tier Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on December 14, 2007
0-23195

Dear Ms. Collins:

On behalf of Tier Technologies, Inc. (“Tier” or the “Company”), this letter responds to the comments in your letter to Mr. Rossetti dated March 5, 2008.  The comments and responses are set forth below in the same order as the numbered comments and subcomponents in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2007
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition and Credit Risk, page 41

Questions and Responses:

1.     We note that the Company's continuing operations focus mainly on your electronic payment processing services and that such revenue is based on a specific fee per transaction or a percentage of the dollar amount processed.  With regards to your electronic payment processing services, please explain further the following:

1a.           Tell us the terms of your agreements with your government and public-sector clients.

RESPONSE:

Tier’s arrangements, through its wholly owned subsidiaries, Official Payments Corporation and EPOS Corporation, are primarily with government and public-sector clients.  These arrangements allow us to charge consumers a convenience fee (“CF”) for processing their

March 18, 2008

incoming payment obligations electronically.  Our arrangements vary in length and many permit our clients to terminate at any time.  The CF is either a percentage of the payment obligation, such as 2.49% for credit card payments, or a fixed fee such as $2.95 per transaction for pin-less debit card or e-check transactions.  A small minority of our agreements with public-sector clients (less than 5%) allow us to charge the public-sector client directly, and not the consumer, either a percentage-based fee or a fixed fee per transaction.  The percentages and fixed fees vary based on the type of payments being collected, competition, and payment method(s) accepted by the client (i.e., e-check or credit card or both).

1b.           For instance, we note from the IRS's website that individuals can make electronic tax payments through their EFTPS system free of charge.  In this regard, tell us what arrangements you have with the IRS (and other clients) to process tax payments.

RESPONSE:

The IRS does offer a free EFTPS payment system that allows consumers to pay their IRS tax obligations via ACH or e-check only, but not with a credit or debit card.  We are not part of the EFTPS contract.  Tier’s contract with the IRS allows it to charge consumers and businesses a CF of 2.49% for payments made using a credit card.  In addition, the IRS allows Tier to charge consumers and businesses a fixed CF of $2.95 for payments made using a pin-less debit card.  See the IRS website http://www.irs.gov/efile/article/0,,id=101316,00.html for additional information.  As discussed in 1a. above, Tier’s arrangements with other clients are similar to the arrangement with the IRS.

1c.           Do you receive payments from your clients based on the number of transactions processed?

RESPONSE:

We have some arrangements (less than 5%), primarily in our education market, whereby Tier receives fees directly from a client.  In those arrangements, either the client pays us a fee based on a percentage of the payment amount of each transaction or a fixed fee for each transaction as described in 1a. above.  Clients who pay us directly do so to encourage the use of the service and to lower their back office processing costs.

1d.           Are your services marketed through your clients' websites?

RESPONSE:

Yes, we market our services through our clients’ websites.  In addition, we market our services through our own website and through many forms of mass media advertising (i.e., newspaper ads, radio ads, website ads, etc.), through email advertisements, and through

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partnerships with credit card companies (i.e., Visa®, MasterCard®, Discover®, and American Express®) and credit card issuers (i.e., banks).  Tier also has marketing agreements with many strategic partners.

1e.           We note from the Company's website that in certain instances you charge the taxpayer a convenience fee based on the amount of taxes being paid.  Based on your agreements, do you remit any portion of this fee to your clients?

RESPONSE:

We do not remit any portion of the convenience fees to our clients.  We do in certain cases pay a referral fee to our marketing partners based on the revenues generated by the partnership.  We record this as a marketing expense in the period it is incurred.

1f.            If so, what portion of the fee is recognized as revenues (the gross amount collected from the taxpayer or the net amount retained)?

RESPONSE:

Not applicable.

1g.           Also, tell us how you considered EITF 99-19 in accounting for such revenues.

RESPONSE:

Tier has diligently applied the guidelines established by EITF 99-19 in determining the proper revenue recognition method for our electronic payment processing (“EPP”) segment.  We reviewed EITF 99-19 from two perspectives.  First, should the amount of the payment obligation owed to the client be considered a part of Tier’s gross revenue?  Second, should Tier’s revenues be reported gross or net of interchange, processing, and other bank fees?

Client’s Payment Obligation Should Not be Included in Tier’s Gross Revenue

First, we applied the guidance to determine if our gross revenue should include the amount of the payment obligation we process on behalf of our clients.  Based on the guidelines, we determined that our gross revenue should only include our processing fee and not the payment obligation collected on behalf of our clients.  EITF 99-19 example 6 helps explain this position.

March 18, 2008

EITF 99-19 Example 6 applied to Tier’s EPP services:

Our client is the biller.  They may be a taxing authority, educational institution, utility, or other authority or business that offers credit or debit card payment options to its customers using Tier as the payment processing service provider.

The customer is the consumer of our clients’ services who incurs tax obligations, tuition or fees for education, or obtains services from a utility.

Tier offers payment services that enable the customer to make electronic payments to the client.  We charge the consumer two separate transactions, one for the payment obligation amount and one for the convenience fee.  The latter, we report as our revenue.  As the payment processing service provider, we also provides web-site integration, obtain credit card authorizations, collect and disburse funds to our clients, perform client reporting, customer service, and process chargebacks and reversals.

Conclusion:

 While Tier processes the electronic payments on behalf of its clients, it is not directly involved in the underlying payment obligation or sales transactions between the client and its customers.  The client, not Tier, is the primary obligor to the customer.  Tier has no fulfillment role with respect to the underlying obligations or for the delivery of the services which created the underlying obligations.  Tier has no control over the prices charged to customers by the client.  Therefore, Tier concluded that only its processing fee should be reported as revenue.

Reporting Tier’s Revenues Gross or Net of Interchange and Bank fees.

In order to fulfill our obligations to our clients, we purchase certain services from and pay certain fees to third party processors and banks.  The client is not a party to our service contracts with these processors and banks.

Next, we considered reporting our fees as gross revenue or reporting our fees net of interchange and bank fees.  We reviewed the indicators of gross revenue reporting vs. net revenue reporting as follows:

Indicators of gross revenue reporting from EITF 99-19, paragraphs 7-14

Indicator	Evaluation	Determination
The company is the primary obligor in the arrangement
The bank and/or credit or debit card processors are not at risk for this part of the transaction.  Tier bears the risks and rewards of processing the transaction, supplying our clients with reports, handling customer inquiries, and the clearing of any reversal or charge back transactions.  Tier purchases services from third party processors and banks and is the primary obligor, not the consumer or the client for paying the fees for these services including interchange fees.
Supports gross revenue reporting

March 18, 2008

Indicator	Evaluation	Determination
The company has general inventory risk	Tier provides a service in the form of electronic payment processing.	Not applicable
The company has latitude in establishing price	Tier works with clients to establish the CF we charge customers for our service. Banks and other third party processors are not involved in determining our price.	Supports gross revenue reporting
The company changes the product or performs part of the service
As noted in EITF 99-19, paragraph 10, this indicator is evaluated from the perspective of the service itself such that the selling price of that service is greater as a result of the company’s performance of the service.  Tier provides secure and convenient electronic payment processing, including web-integration, funds settlement, client reporting and customer service support, all of which provide value to the client and the consumer.
Supports gross revenue reporting
The company has discretion in supplier selection
We use the services of MasterCard®, VISA®, Discover®, and American Express® to process card transactions.  We use multiple banks and third party processors to settle payments.  Tier has the ability to select additional third party processors and accept other payment types.
Supports gross revenue reporting
The company is involved in the determination of product or service specifications
Working with clients, we select the services offered.  Tier can offer debit or credit card processing, and/or ACH processing.  Working with clients, we identify what payment types to accept.  For example, if our client is a taxing authority, we may accept tax payments for individuals or businesses.  The tax types could be estimated tax payments, balances due with a current tax return, balances due with a prior year return, or other business taxes levied by the taxing authority.  Card processors or banks are not involved in these decisions.
Supports gross revenue reporting
The company has physical loss inventory risk	Tier provides a service in the form of electronic payment processing.	Not applicable
The company has credit risk	Tier bears credit risk for its fees if a consumer chooses to initiate a chargeback reversal due to performance issues.	Supports gross revenue reporting

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Indicators of net revenue reporting from EITF 99-19, paragraphs 15-17

Indicator	Evaluation	Determination
The supplier is the primary obligor in the arrangement
Whether a supplier or the company is responsible for providing the service desired by a customer is a strong indicator of the company’s role in the transaction.  Tier bears the risks and rewards of processing the transaction, settling funds, supplying our clients with reports, handling customer inquiries, and the clearing of any reversal or charge back transactions.
Supports gross revenue reporting
The amount the company earns is fixed	Our fee is for the convenience of timing and flexibility our service provides. We charge a CF based on a percentage of the payment obligation or a fixed fee per transaction.	Supports gross revenue reporting
The supplier has credit risk
Credit risk is a function of the card issuers.  We mitigate this risk for both Tier and our clients by obtaining authorization for the charge in advance of service performance.  Tier bears credit risk for its fees if a consumer chooses to initiate a chargeback reversal.
Supports net revenue reporting

Conclusion

Based on our review and evaluation of the criteria outlined in EITF 99-19, we have concluded that it is proper for Tier to recognize its revenue on a gross basis, a practice we have followed since we first acquired Official Payments Corporation and EPOS Corporation.

2.  We note that your current revenue recognition policy includes a discussion of various revenue streams that appear to apply to your discontinued operations and wind-down operations.

2a.           Please tell us what consideration you have given to revising your policy disclosures to place more emphasis on the policies that relate to your continued operations and distinguishing those policies that relate solely to your discontinued operations?

RESPONSE:

Revenues from our discontinued operations for the year ended September 30, 2007, were $66.2 million or 37% of our total revenues. Since these revenues were significant and the revenue recognition policies for our discontinued operations are relatively complex in nature, we felt it important to continue to provide a detailed explanation of these policies to help investors better understand these revenue streams.

March 18, 2008

We note your comment and will consider revising our disclosure to put additional emphasis on continuing operations and to better distinguish these policies from those of our discontinued operations.  We do discuss our Electronic Payment Processing operations revenue recognition as part of our Management's Discussion and Analysis (reference pages 18 and 28 in our Annual Report on Form 10-K for the year ended September 30, 2007).

2b.           provide any proposed revisions you may be considering.

RESPONSE:

We intend to place additional emphasis on the revenue recognition policies that apply to our Electronic Payment Processing operations.  We will also better distinguish our policies between our continuing, wind-down and discontinued operations to ensure investors and readers are clear as to which policies relate to each of our business operations.  We will continue to disclose the more complex revenue recognition policies surrounding our wind-down and discontinued operations as long as they remain significant and until they become obsolete through our divestiture and strategic initiative processes, at which time they will be deleted from our discussion.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me directly at (571) 382-1333.

Very truly yours,

/s/David E. Fountain

David E. Fountain
Chief Financial Officer

Cc:       Ron L. Rossetti, CEO
Charles W. Berger, Chairman, Tier Audit Committee
David H. Semendinger, McGladrey & Pullen, LLP